

Mail Stop 3233

September 28, 2015

Via E-mail
Jack Gee
Chief Financial Officer
iShares S&P GSCI Commodity-Indexed Trust
c/o iShares Delaware Trust Sponsor LLC
400 Howard Street
San Francisco, California 94105

> **Re:** **iShares S&P GSCI Commodity-Indexed Trust**
> **Form 10-K for fiscal year ended December 31, 2014**
> **Filed February 27, 2015**
> **File No. 001-32947**

Dear Mr. Gee:

We have reviewed your filing and have the following comment. Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to our comment, we may have additional comments.

Item 10. Directors, Executive Officers and Corporate Governance, page 33

1. We note your disclosure that this item is not applicable. However, for those persons who perform policy making functions typically performed by an executive officer or person who perform the functions typically performed by a director on behalf of the registrant, in future Exchange Act periodic reports, please provide the information required by Item 401 of Regulation S-K. Refer to Rule 3b-7 under the Exchange Act and Rule 405 of Regulation C.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Rahul Patel at (202) 551-3799 or me at (202) 551-3466 with any other questions.

Sincerely,

/s/ Coy Garrison

Coy Garrison
Staff Attorney
Office of Real Estate and
Commodities